Exhibit A-1

Aggregate Amount of ScottishPower/PacifiCorp Securities
Issued Since April 1, 2002 and Outstanding As of the
End of the Reporting Period

Type of Security	GBP	USD
Ordinary Shares, including options and warrants	See Above	See Above

Preferred stock	None	None

Bank deb	See Above	See Above

Commercial paper	None	$236,050,000

Bond issues – straight	None	None

Bond issues – convertible	None	None

Guarantees	None	None

Total		$236,050,000